Filed February 23, 2001

File No. 70 -_________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________

FORM U-1

DECLARATION

Under the

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
_________________________________

Energy East Corporation
P.O. Box 12904
Albany, New York 12212-2904

(Name of company and top registered holding company
parent filing this statement and address of principal executive offices)
___________________________________

Kenneth M. Jasinski
Executive Vice President, General Counsel & Secretary
Energy East Corporation
P.O. Box 12904
Albany, NY 12212-2904

(Name and address of agent for service)
__________________________________

The Commission is requested to send copies of
all notices, orders and communications in
connection with this Declaration to:

Frank Lee, Esq. Huber Lawrence & Abell 605 Third Avenue New York, New York 10158 Telephone: (212) 682-6200	Adam Wenner, Esq. Vinson & Elkins L.L.P. The Willard Office Building 1455 Pennsylvania Avenue, NW Washington, D.C. 20004-1008 Telephone: (202) 639-6500

Energy East Corporation ("Energy East"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), files this Form U-1 Declaration (the "Declaration") to obtain approval to solicit the proxies of the holders of common stock of Energy East.

Item 1.    Description of Proposed Transaction.

Energy East, RGS Energy Group, Inc. ("RGS"), a New York corporation and exempt holding company under the Act, and Eagle Merger Corp. ("Merger Sub"), a New York corporation which, immediately prior to the effective time of the Merger (as defined below), shall be a wholly-owned subsidiary of Energy East, have entered into an Agreement and Plan of Merger, dated as of February 16, 2001 (the "Merger Agreement"), which provides for the merger of RGS into Merger Sub ("Merger"), with Merger Sub as the surviving corporation in the Merger. On February 20, 2001, Energy East and RGS jointly issued a press release, a copy of which is attached hereto as Exhibit A and incorporated herein by reference, announcing the proposed Merger and related information.

Under the terms of the Merger Agreement, Energy East and RGS each have agreed to convene a meeting of their shareholders for the purpose of obtaining required shareholder approvals relating to the Merger. Energy East will seek to obtain approval of the issuance of Energy East common stock in connection with the Merger by the affirmative vote of a majority of the votes cast by holders of Energy East common stock, where the total vote cast represents over 50% in interest of all securities entitled to vote. RGS will seek to obtain approval of the Merger by the affirmative vote of a majority of all outstanding shares of RGS common stock.

Energy East and RGS currently intend to hold their shareholder meetings in the middle of 2001. Energy East and RGS intend to mail definitive proxy materials to their respective shareholders at least 30 days prior to the shareholder meetings that will be held in connection with the proposed Merger. In order for Energy East to provide its shareholders with the proxy materials in a timely manner, Energy East respectfully requests that the Commission grant it authority to provide its shareholders with the proxy solicitation materials in their final form (the "Solicitation") as soon as practicable, and in any event, no later than April 15, 2001. A copy of the Energy East and RGS preliminary proxy materials, including the solicitation letters to their shareholders and the joint proxy statement/prospectus, will be filed by amendment to this Application as Exhibit B. At a later date, Energy East and RGS plan to file an Application/Declaration on Form U-1 requesting authority to consummate the Merger and related transactions.

Item 2.    Fees, Commissions and Expenses.

The estimate of the approximate amount of fees and expenses payable in connection with the proposed Solicitation is as follows:

Counsel fees	$*
Proxy solicitation firm	*
Printing expenses	*
Miscellaneous and incidental expenses	*

TOTAL	$* (Estimates to be filed by amendment)

Item 3.    Applicable Statutory Provisions.

Section 12(e) of the Act provides that any solicitation of any proxy regarding any security of a registered holding company shall be unlawful if made in contravention of such rules as may be promulgated by the Commission. Rule 62 under the Act provides that no such solicitation shall be made except pursuant to a Declaration with respect to such solicitation which has become effective. This Declaration is being filed by Energy East with respect to the proposed Solicitation in accordance with Rule 62.

Item 4.    Regulatory Approval.

No state regulatory authority and no federal regulatory authority, other than the Commission, has jurisdiction over the proposed Solicitation.

Item 5.    Procedure.

It is requested that the Commission issue and publish as soon as reasonably practicable, and in any event no later than April 15, 2001, a notice with respect to the filing of this Declaration and, concurrently therewith, that the Commission enter an appropriate order granting and permitting this Declaration to become effective.

No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6.    Exhibits and Financial Statements.

Exhibit A	Joint Press Release
*Exhibit B	Preliminary Proxy Materials of Energy East and RGS, including the Joint Proxy Statement/Prospectus
Exhibit C	Opinion of Counsel
Exhibit D	Form of Notice
* To be filed by amendment

Item 7.    Environmental Effects.

The proposed Solicitation does not involve major Federal action having a significant effect on the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed Solicitation.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be duly signed on its behalf by the undersigned thereunto duly authorized.

Date: February 23, 2001	ENERGY EAST CORPORATION By: Robert D. Kump Vice President and Treasurer

EXHIBIT A
[Energy East Letterhead]                                                              [RGS Energy Letterhead]

ENERGY EAST AND RGS ENERGY GROUP ANNOUNCE
STRATEGIC COMBINATION

Combines Complementary Strengths and Geographies to Create
a Leading Northeast Energy Company

Transaction Valued at $1.4 billion

Albany, NY and Rochester, NY (February 20, 2001) - Energy East Corporation (NYSE: EAS) and RGS Energy Group, Inc. (NYSE: RGS) today announced that their boards of directors have unanimously approved a definitive merger agreement, under which all of the outstanding shares of RGS Energy will be exchanged for a combination of cash and Energy East stock valued at $39.50 per RGS Energy share or approximately $1.4 billion in the aggregate. Energy East will also assume approximately $1.0 billion of RGS Energy debt. Energy East intends to finance the cash portion of the transaction primarily through third party financing.

The transaction will be accounted for as a purchase and is expected to be accretive to Energy East's earnings per share in the first full year after closing. The companies anticipate that approval from the New York State Public Service Commission can be obtained on an expedited basis, and all regulatory approvals can be obtained in approximately 12 months.

The combined company will be one of the largest, most diversified energy providers in the Northeast, serving nearly 3 million customers, including approximately 1.8 million electric customers, almost one million natural gas customers and approximately 200,000 other retail energy customers. The combined company will have annual revenues of approximately $5 billion and nearly $10 billion in assets. Together, Energy East and RGS Energy, through their operating subsidiaries, will serve half of upstate New York.

Wes von Schack, chairman, president and chief executive officer of Energy East, said, "RGS Energy and Energy East share a common vision for upstate New York. Simply put, we are focused on providing our customers a reliable supply of electricity and stable prices during these challenging times in the energy marketplace. RGS Energy's proven management and operational talent will fortify our own, and we look forward to working with Tom Richards and the RGS Energy team. RGS Energy is the right partner, at the right time.

"Over the last few years, Energy East has been working to become a super-regional energy delivery and services company, building a presence in 5 northeastern states. By combining with RGS Energy, we are becoming the premier upstate energy utility, while also strengthening our overall presence in the Northeast, adding to our generation portfolio and offering attractive returns to our shareholders. Rochester Gas & Electric's (RG&E) service territory is an excellent fit with New York State Electric & Gas (NYSEG), with over 200 miles of contiguous territory providing the opportunity for operational efficiencies. Through NYSEG's long-term contracts and owned generation, NYSEG has supply certainty through March 2003. RG&E supplies its customers' requirements substantially through its own generation portfolio. Together, we will be able to provide price stability for upstate New York," Mr. von Schack added.

Tom Richards, chairman, president and chief executive officer of RGS Energy, said, "RGS Energy and Energy East are committed to managing the transition to a restructured industry in order to create both short and long-term benefits for our customers and the upstate region. Already, we are working together to design rate plans that provide reliable energy at stable prices, while continuing to encourage competition by offering customers a choice in their energy provider. Together, we will have a wide range of options for meeting customers' supply requirements, including long-term contracts, owned generation and selective generation build-out. I am convinced that combined, we have the scale and scope to provide benefits for our shareholders, our customers, our employees and the communities we serve.

"We intend to be a reason why upstate New York is successful. We are particularly excited about the opportunities that our combination will bring to this region. Providing service to half of upstate New York, we are committed to the economic vitality of the region as a platform for growth for our combined company. With approximately 5,000 employees in upstate New York, the combined company has a track record of community involvement and corporate contributions. These will remain priorities," concluded Mr. Richards.

Terms

Under the terms of the agreement, RGS Energy shareholders would receive the equivalent of $39.50 for each share of RGS Energy common stock they own, payable in cash or in Energy East common stock, so long as Energy East's common stock price is between $16.57 and $22.41. Each RGS Energy shareholder would be able to elect the form of consideration they wish to receive, subject to proration so that 55 percent of the RGS Energy shares would be exchanged for cash, and 45 percent would be exchanged for Energy East common stock. The stock portion of the consideration is expected to be tax free to RGS Energy shareholders.

Each RGS Energy share, converted into Energy East common stock, would receive not less than 1.7626 and not more than 2.3838 shares of Energy East common stock, depending on the average closing price of Energy East stock during a 20-day trading period prior to the merger closing. For example, based on Energy East's closing price of $19.14 on February 16, 2001, RGS Energy shareholders who choose to receive common stock would receive 2.0637 Energy East shares for each RGS Energy share.

The combined company expects to maintain Energy East's dividend policy. The Energy East dividend has been increased 5 percent in each of the last three years. Energy East's current annual common stock dividend is $0.92 per share. Based on Energy East's closing stock price on February 16, 2001, RGS Energy shareholders who choose to receive Energy East common stock would receive 2.0637 Energy East shares for each RGS Energy share. This would represent a converted dividend equivalent of $1.90 per share, an increase over the $1.80 per share dividend that RGS Energy shareholders currently receive.

Synergies

The merger is expected to generate annual cost savings of approximately $50 million. Savings are expected to come largely from the joint management of Energy East and RGS Energy subsidiaries in areas such as procurement, information systems, and other administrative and general areas.

No layoffs are planned as a result of the combination. Both companies have on-going cost reduction programs and, historically, have used reduced hiring and attrition to minimize any workforce effects.

Management, Board and Headquarters

RGS Energy will become a wholly owned subsidiary of Energy East. RG&E will remain a subsidiary of RGS Energy, and it is expected that NYSEG will be a wholly owned subsidiary of RGS Energy. Wes von Schack will continue to serve as chairman, president and chief executive officer of Energy East. Tom Richards will be chairman, president and chief executive officer of RGS Energy, chairman and chief executive officer of RG&E and NYSEG, as well as an executive vice president of Energy East. Ralph Tedesco will remain president and chief operating officer of NYSEG. Two outside RGS Energy directors and Tom Richards will be added to Energy East's board of directors, increasing it to 16 members.

The headquarters of RGS Energy, RG&E and NYSEG will be located in Rochester, NY. The operating headquarters for NYSEG will remain in Binghamton, NY. Headquarters for other Energy East utility subsidiaries are Augusta, ME for Central Maine Power Company; Hartford, CT for Connecticut Natural Gas; Bridgeport, CT for Southern Connecticut Gas; and Pittsfield, MA for Berkshire Gas Company.

Approvals

The transaction is conditioned upon, among other things, the approval of each company's shareholders and the approval of various regulatory agencies.

Advisors

UBS Warburg LLC acted as financial advisor and Wachtell, Lipton, Rosen & Katz acted as legal counsel to Energy East. Morgan Stanley Dean Witter acted as financial advisor and Shearman & Sterling acted as legal counsel to RGS Energy.

About RGS Energy

RGS Energy is a holding company with its regulated energy business conducted through Rochester Gas & Electric (RG&E), and its unregulated business through Energetix. RG&E supplies regulated electric and gas service within a 2,700 square-mile service territory with a population of one million people, centered around the city of Rochester, NY. Energetix and its subsidiary, Griffith Energy are unregulated companies offering a full line of energy products including electricity, natural gas, home heating oil, propane and a variety of energy services throughout upstate New York. This allows RGS Energy to be a successful competitor in the emerging energy marketplace that is driven by consumer energy supplier choice and an expanded array of energy services. For more information about RGS Energy, please visit the Company's home page on the Internet at http://www.rge.com.

About Energy East

Energy East is a super-regional energy services and delivery company in the Northeast. A leader in promoting competition, Energy East serves 2 million customers (1.4 million electricity and 600,000 natural gas) in upstate New York and New England over a 32,000 square-mile service area. The strength of the company is underscored by its commitment to financial discipline, state of the art technology and the operational talent to be among the best at what it does. For more information about Energy East, please visit the Company's home page on the Internet at http://www.energyeast.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Energy East and RGS Energy are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in Energy East's and RGS Energy's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from this merger and prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to Energy East's and RGS Energy's most recent reports filed with the SEC.

Additional Information and Where to Find It

In connection with the proposed merger, Energy East Corporation and RGS Energy Group, Inc. will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by Energy East and RGS Energy with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833.

Participants in Solicitation

Energy East Corporation, RGS Energy Group, Inc. and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the merger. Information concerning Energy East's participants in the solicitation is set forth in Energy East's Current Report on Form 8-K filed with the Commission on February 20, 2001, and information concerning RGS Energy's participants in the solicitation is set forth in RGS Energy's Current Report on Form 8-K filed with the Commission on February 20, 2001.

Financial Analyst Conference

Energy East and RGS Energy will host a financial analyst meeting today at 10:00 am EST to discuss the transaction. A live Internet audio broadcast of the meeting may be accessed at www.dealinfo.com/easrgs by clicking on an available link. Real Network's RealPlayer or Microsoft Windows Media Player is required to access the Webcast. They can be downloaded from www.real.com or www.microsoft.com/windows/mediaplayer.

Media Teleconference

There will be a media teleconference call today at 11:15 am EST to discuss the transaction. To participate in the teleconference please call (888) 489-9489. For individuals outside of the US, please call (212) 676-5087. Due to the expected number of participants, please call at least 15 minutes before the conference is to begin. Ask to be connected to the Energy East/RGS Energy teleconference.

Contacts for Energy East Investors: Thorn Dickinson 607-347-2561 Media: Angela Sparks 518-434-6002	Contacts for RGS Energy Investors: Mark Graham 716-724-8176 Media: Mike Power 716-724-8828

EXHIBIT C

February 23, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Energy East Corporation

Dear Sirs:

As counsel for Energy East Corporation, a holding company registered under the Public Utility Holding Company Act of 1935, as amended, and its subsidiary companies, we deliver to you this opinion for filing as Exhibit C to the Declaration referenced above. Briefly stated, Energy East is seeking authority to solicit proxies in connection with its proposed merger with RGS Energy Group, Inc.

In connection with the proposed merger, we have examined:

(i)      the Declaration; and

(ii)      such other documents, records and matters of law as we deemed necessary to enable us to render this opinion.

Based upon the foregoing and relying thereupon, we are of the opinion that if the above-referenced transaction is consummated in accordance with the Declaration:

(a)      all state and federal laws applicable to the proposed transaction will have been complied with; and

(b)      the consummation of the proposed transaction will not violate the legal rights of the holders of any securities issued by Energy East, or by any associate company thereof.

We hereby consent to the filing of this opinion as an exhibit to the Declaration.

Very truly yours,

/s/ Huber Lawrence & Abell

EXHIBIT D

SECURITIES AND EXCHANGE COMMISSION

(Release No.           )

_____, 2001

Energy East Corporation, P.O. Box 12904, Albany, New York 12212-2904, a holding company registered with the U.S. Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935, as amended, has filed an application seeking authority to solicit proxies in connection with the proposed merger of Energy East Corporation and RGS Energy Group, Inc. This notice hereby authorizes Energy East to solicit such proxies.

The filing is available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by _____________, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants-declarants at the address specified above. Proof of service (by affidavit or, in case of an attorney-at-law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the joint application-declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz
Secretary